UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number: 0-19582

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLD DOMINION 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, NC 27360

Note: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Plan Participants of

Old Dominion 401(k) Retirement Plan

Thomasville, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Old Dominion 401(k) Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedules on pages 11 through 12 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have not been able to determine the specific year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 1996.

/s/ Forvis Mazars, LLP

Greensboro, North Carolina

June 24, 2025

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
ASSETS

Investments, at fair value:
Mutual funds	$817,445,456	$1,293,955,080
Old Dominion Freight Line, Inc. common stock	547,228,495	629,529,980
Self-directed brokerage accounts	14,667,567	10,310,513
Collective trust funds	444,858,629	—
Pooled separate accounts	280,236,334	—
Total investments, at fair value	2,104,436,481	1,933,795,573

Investment in insurance contract, at contract value	132,183,456	160,633,748

Total investments	2,236,619,937	2,094,429,321

Receivables:
Participant contributions	—	2,468,506
Employer contributions	68,757,778	77,257,850
Notes receivable from participants	95,660,541	84,558,269
Total receivables	164,418,319	164,284,625

Net assets available for benefits	$2,401,038,256	$2,258,713,946

The accompanying notes are an integral part of these financial statements.

OLD DOMINION 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2024
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Net appreciation in fair value of investments	$67,313,080
Interest and dividend income	46,009,339
Total investment income	113,322,419
Interest income on notes receivable from participants	7,691,626
Contributions:
Participant contributions	138,657,572
Employer contributions	112,344,278
Rollover contributions	11,128,147
Total contributions	262,129,997

Total additions	383,144,042

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	239,267,274
Administrative fees	1,552,458
Total deductions	240,819,732

Net increase	142,324,310

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	2,258,713,946
End of year	$2,401,038,256

The accompanying notes are an integral part of these financial statements.

OLD DOMINION 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN

The following description of the Old Dominion 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Old Dominion Freight Line, Inc. (the “Company” or “Employer”) who have completed 60 days of service and are age 18 or older. The Old Dominion Retirement Committee manages the operation and administration of the Plan (the “Plan Administrator”). Empower Trust Company, LLC serves as the trustee of the Plan (the “Trustee”), and Empower Plan Services, LLC (d/b/a Empower) serves as the recordkeeper of the Plan (the “Recordkeeper”). The Plan is a type of tax-qualified retirement plan commonly referred to as an employee stock ownership plan (“ESOP”) with a 401(k) plan feature. The Company common stock fund within the Plan constitutes an ESOP, which is designed to invest primarily in Employer securities, while the remainder of Plan assets constitutes the non-ESOP 401(k) portion of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute from 1% to 60% of annual compensation, as defined in the Plan document, as pre-tax and/or Roth after-tax elective deferrals, subject to certain limitations set forth in the Internal Revenue Code of 1986, as amended (“IRC”). Participants who have attained age 50 before the end of the Plan year and have contributed the maximum allowable elective deferral contribution are also eligible to make catch-up contributions up to the maximum set forth in the IRC. Participants may also contribute certain amounts representing distributions from individual retirement accounts or other qualified defined benefit or defined contribution plans. Upon satisfying the Plan’s eligibility criteria, a participant will be automatically enrolled in the Plan to defer 3% of annual compensation on a pre-tax basis unless the participant (i) elects not to defer any annual compensation, (ii) elects to defer a different percentage of annual compensation, or (iii) elects to contribute Roth after-tax elective deferrals.

The Company matches 50% of the first 6% of compensation that a participant contributes to the Plan. Additional Employer matching contributions may be made at the Company's discretion. Eligible Plan participants who have completed 1,000 hours of service and who (i) were actively employed on the last day of the Plan year, or (ii) terminated employment due to death, disability, or attainment of normal retirement age during the Plan year, are eligible to share in any Company discretionary matching contributions for that Plan year. For the year ended December 31, 2024, the Company awarded an additional $68,757,778 as an aggregate discretionary match contribution.

Investment Options

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, the Company's common stock, collective trust funds, pooled separate accounts and an insurance contract as investment options for participants. In addition, participants generally have the option of utilizing a self-directed brokerage account, through which participants are able to invest in a variety of securities, including mutual funds, equities, the Company's common stock or certain fixed-income securities, in accordance with the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). In addition, each participant’s account may be charged with benefit payments, transaction fees and allocations of administrative expenses. Allocations are based on participants’ compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of the participants’ accounts plus actual earnings thereon is based on years of service in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Notes Receivable from Participants

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

The loans are secured by the balance in the participant’s account and bear interest at the rate of prime, as published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued, plus 2%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to disability or retirement at age 65, a participant may elect to receive an amount equal to the vested value of his or her account in installment payments or a lump sum. For termination of service for other reasons, a participant may receive the vested value of his or her account as a lump-sum distribution or may elect, subject to minimum balances as defined by the Plan document, to leave the vested portion of the account with the Plan. In addition, amounts contributed may be withdrawn upon demonstration of financial hardship or after a participant reaches the age of 59.5 years.

Forfeited Accounts

The following is a reconciliation of the change in forfeited non-vested accounts for the year ended December 31, 2024:

Forfeited non-vested accounts at beginning of year	$5,798,390
Forfeitures	5,553,446
Forfeitures used to reduce Company matching contributions	(6,245,556)
Forfeited non-vested accounts at end of year	$5,106,280

Forfeitures of Company matching contributions will be used to reduce future Company matching contributions. These forfeitures may also be used to pay Plan expenses.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and the Company's common stock are stated at fair value using quoted market prices. The collective trust funds and pooled separate accounts are valued at net asset value (“NAV”), as provided by the Trustee, which is used as a practical expedient to estimate fair value. The collective trust funds are valued at the NAV of units of a collective trust and the NAV is based on the fair value of the underlying investments held by the funds less liabilities. The pooled separate accounts are valued at the NAV of units of the pooled separate accounts and the NAV is determined by the issuer of the accounts based on the fair value of the underlying investments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management utilizes information provided by the Trustee to determine the valuation of the Plan's investments. See the “Fair Value Measurements” disclosure in Note 3 for a discussion of fair value measurements.

The Plan's insurance contract investment is a fully benefit-responsive investment contract that is reported at contract value. Because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan, it is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to a fully benefit-responsive investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Contributions Receivable from Participants and Employer

The contributions receivable from participants and Employer are related to contributions from compensation paid prior to the Plan's year-end, but where contributions have not yet been deposited in the Plan, in accordance with the ERISA definition of “plan assets.”

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document. Certain administrative functions are performed by the employees of the Company. No such employee receives compensation from the Plan. Recordkeeping fees and expenses relating to specific participant transactions, such as participant loans and distributions, are charged directly to the participant’s account.

NOTE 3. FAIR VALUE MEASUREMENTS

GAAP defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs are described as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability; and

Level 3: Unobservable inputs used to the extent that observable inputs are unavailable, which typically reflect the Plan's judgments and estimates using the best information available about the assumptions that would be used by market participants in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

A description of the valuation methodologies used for assets measured at fair value for December 31, 2024 and 2023 is presented below. There were no changes made in the valuation methodologies used to determine the fair value of financial assets during the year ended December 31, 2024.

Mutual Funds

Mutual funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Old Dominion Freight Line, Inc. Common Stock

Common stock is valued at the closing price reported on the active market on which the individual security is traded and is classified within Level 1 of the valuation hierarchy.

Self-Directed Brokerage Accounts

Self-directed brokerage accounts may include mutual funds, equities, the Company's common stock or certain fixed-income securities. These investments are valued by the administrator of the fund based on quoted market prices and are classified within Level 1 of the valuation hierarchy.

Collective Trust Funds

The collective trust funds are measured at the NAV of the underlying investments, as provided by the Trustee, using the practical expedient. Participant transactions in the collective trust funds (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trust funds, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

Pooled Separate Accounts

The pooled separate accounts are measured at the NAV of the underlying investments, as provided by the Trustee, using the practical expedient. The prices and unit values of the investments within the pooled separate accounts are calculated daily by the issuer.

Financial assets measured at fair value on a recurring basis are listed below and are categorized by level of the fair value hierarchy. In accordance with GAAP, investments that are measured at NAV using the practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in the table below are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits:

				Total
				Fair Value at
				December 31,
Financial Assets:	Level 1	Level 2	Level 3	2024
Mutual funds	$817,445,456	$—	$—	$817,445,456
Old Dominion Freight Line, Inc. common stock	547,228,495	—	—	547,228,495
Self-directed brokerage accounts	14,667,567	—	—	14,667,567
Total investments in the fair value hierarchy	$1,379,341,518	$—	$—	1,379,341,518
Investments measured at NAV:
Collective trust funds				444,858,629
Pooled separate accounts				280,236,334
Total investments at fair value				$2,104,436,481

				Total
				Fair Value at
				December 31,
Financial Assets:	Level 1	Level 2	Level 3	2023
Mutual funds	$1,293,955,080	$—	$—	$1,293,955,080
Old Dominion Freight Line, Inc. common stock	629,529,980	—	—	629,529,980
Self-directed brokerage accounts	10,310,513	—	—	10,310,513
Total investments at fair value	$1,933,795,573	$—	$—	$1,933,795,573

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. INVESTMENT IN INSURANCE FUND

As of December 31, 2024 and 2023, the Plan held a fully benefit-responsive group annuity contract, the Empower Investments Fixed Account - Series Class V, with Empower Annuity Insurance Company of America. The Empower Investments Fixed Account - Series Class V is a general account product of Empower Annuity Insurance Company of America. The methodology for calculating the interest crediting rate is based on the earnings of the underlying assets in the entire medium-long term new portfolio compared to the minimum interest crediting rate, and prevailing market conditions. The interest crediting rate is reset quarterly by Empower Annuity Insurance Company of America. As described in Note 2, contract value is the relevant measurement attribute for this fund.

Certain events limit the ability of the Plan to transact at contract value with Empower Annuity Insurance Company of America. Such events include premature termination of the contracts by the Plan, layoffs, Plan termination, bankruptcy, mergers and early retirement incentives. The Plan does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable. There are no reserves against contract value for credit risk of Empower Annuity Insurance Company of America or otherwise.

NOTE 5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Company's common stock. Transactions in the Company's common stock qualify as exempt party-in-interest transactions. The Company's common stock reported in the Statements of Net Assets Available for Benefits was $547,228,495 and $629,529,980 at December 31, 2024 and 2023, respectively, which represented 3,102,202 and 3,106,258 shares, respectively, as adjusted to reflect the two-for-one stock split of the Company's outstanding shares of common stock effected in March 2024.

The Recordkeeper, the Trustee and their subsidiaries, as well as the Company and Plan participants, are each a “party-in-interest” to the Plan as defined by ERISA. Fees charged to the Plan for investment management services are reflected as a reduction of the return on each fund or included in administrative fees. Participants are also charged for certain transactions, such as the processing of a loan or a distribution. Each of these transactions qualifies as an exempt party-in-interest transaction under ERISA.

Effective for dividends payable with respect to shares of the Company’s common stock held in a participant’s account under the Plan on or after January 25, 2023, a participant who receives a dividend of $20 or more may elect to have it distributed from the Plan in cash or reinvested in shares of the Company’s common stock in the Plan. Dividends of $132,313 were distributed as cash from the Plan in 2024.

NOTE 6. FEDERAL INCOME TAX STATUS

The Plan is a type of tax-qualified retirement plan commonly referred to as an ESOP with a 401(k) plan feature. Effective January 25, 2023, the Plan was amended and restated to utilize a non-standardized ESOP pre-approved plan document. The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”), as it relies on the IRS approval of the pre-approved plan being utilized. The IRS has determined and informed the pre-approved plan sponsor by an opinion letter dated June 30, 2020 that the pre-approved plan was designed in accordance with applicable sections of the IRC. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2024 and 2023.

GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would be deemed 100% vested in Company contributions.

NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the IRS Form 5500 Annual Return/Report of Employee Benefit Plans at December 31, 2024 and 2023:

	December 31,
	2024	2023
Net assets available for benefits per financial statements	$2,401,038,256	$2,258,713,946
Deemed defaulted loans	(4,645,289)	(4,542,704)
Net assets available for benefits per the Form 5500	$2,396,392,967	$2,254,171,242

The following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2024:

Year Ended
December 31, 2024
Increase in net assets available for benefits per financial statements	$142,324,310
Current year deemed defaulted loans	(757,239)
Interest on deemed defaulted loans	(201,108)
Prior year deemed defaulted loans – paid through termination	855,762
Increase in net assets available for benefits per the Form 5500	$142,221,725

NOTE 10. LEGAL PROCEEDINGS

The Plan is involved in various legal proceedings that are incidental to the operations of the Plan. As of the date of this report, the Plan Administrator does not expect that any of such legal proceedings will have a material adverse effect on the Plan's financial statements.

NOTE 11. SUBSEQUENT EVENTS

The Plan Administrator has evaluated all events subsequent to December 31, 2024, through the date the Plan's financial statements were filed with the Securities and Exchange Commission. The Plan Administrator has determined none of these events were required to be recognized or disclosed based on this evaluation.

OLD DOMINION 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 56-0751714

PLAN NUMBER 002

December 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Fully Benefit-Responsive Investment Contract:
*	Empower	E I Fixed Account - Series Class V, contract value		$132,183,456

	Mutual Funds:
	JP Morgan	Smart Retirement Income Fund R5		22,935,265
	JP Morgan	Smart Retirement 2025 Fund R5		48,801,805
	JP Morgan	Smart Retirement 2030 Fund R5		76,630,888
	JP Morgan	Smart Retirement 2035 Fund R5		93,400,168
	JP Morgan	Smart Retirement 2040 Fund R5		72,716,364
	JP Morgan	Smart Retirement 2045 Fund R5		71,285,985
	JP Morgan	Smart Retirement 2050 Fund R5		68,898,981
	JP Morgan	Smart Retirement 2055 Fund R5		66,402,299
	JP Morgan	Smart Retirement 2060 Fund R5		32,722,176
	JP Morgan	Smart Retirement 2065 Fund R5		10,809,252
	American	Washington Mutual Fund - R6		41,318,588
	JP Morgan	US Large Cap Core Plus Fund - Select		58,733,348
	Vanguard	Mid-Cap Index Fund Institutional Plus Shares		113,120,912
	Russell	US Small Cap Equity - Select		26,911,514
	Vanguard	Small Cap Index Fund Institutional		12,757,911

	Collective Trust Funds:
	Vanguard	Institutional 500 Index Trust		262,480,860
	Vanguard	Institutional Total International Stock Market Index Trust		182,377,769

	Pooled Separate Accounts:
	Capital Group	EuroPacific Growth SA		31,472,968
	Jennison	Large Cap Growth / Jennison Fund		91,327,120
	MetWest	Core Plus Bond Fund (IS Platform)		157,436,246

*	Old Dominion Freight Line, Inc.	Common Stock		547,228,495
	Schwab	Self-directed brokerage accounts		14,667,567
*	Participant Loans ***	5.25% - 11.5%, maturing through December 2034		91,015,252
				$2,327,635,189

* Indicates party-in-interest, as defined by ERISA.

** Cost information omitted for these participant-directed investments.

*** The accompanying financial statements classify participant loans as notes receivable from participants.

OLD DOMINION 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

EIN: 56-0751714

PLAN NUMBER 002

For the Year Ended December 31, 2024

(a) Identity of Party Involved	(b) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(c) Purchase Price	(d) Selling Price	(g)* Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (i)** - Single Transactions in Excess of Five Percent of Total Plan Assets:
Vanguard	Institutional Index Fund Institutional Plus	$—	$232,146,900	$182,938,448	$232,146,900	$49,208,452
Vanguard	FTSE All-World ex-US Index Fund Institutional	$—	$174,391,070	$167,307,677	$174,391,070	$7,083,393
MetWest	Total Return Bond Fund I	$—	$130,554,087	$144,192,277	$130,554,087	$(13,638,190)
Vanguard	Institutional 500 Index Trust	$231,530,784	$—	$—	$231,530,784	$—
Vanguard	Institutional Total International Stock Market Index Trust	$174,262,496	$—	$—	$174,262,496	$—
MetWest	Core Plus Bond Fund (IS Platform)	$130,486,687	$—	$—	$130,486,687	$—
Category (iii)** - Series of Transactions in Excess of Five Percent of Total Plan Assets:
Vanguard	Institutional Index Fund Institutional Plus	$—	$249,798,206	$196,848,893	$249,798,206	$52,949,313
Vanguard	FTSE All-World ex-US Index Fund Institutional	$—	$184,349,410	$176,720,685	$184,349,410	$7,628,725
MetWest	Total Return Bond Fund I	$—	$139,744,245	$154,154,569	$139,744,245	$(14,410,324)
MetWest	Core Plus Bond Fund (IS Platform)	$318,147,252	$—	$—	$318,147,252	$—
Vanguard	Institutional 500 Index Trust	$259,521,173	$—	$—	$259,521,173	$—
Vanguard	Institutional Total International Stock Market Index Trust	$196,408,204	$—	$—	$196,408,204	$—
Vanguard	Mid-Cap Index Fund Institutional Plus Shares	$118,100,473	$—	$—	$118,100,473	$—

* Columns (e) and (f) are not applicable.

** There were no category (ii) or (iv) transactions reportable for the year.

EXHIBIT INDEX

TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Old Dominion Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Old Dominion 401(k) Retirement Plan
(Name of Plan)

Date:	June 24, 2025	/s/ Christopher T. Brooks
Christopher T. Brooks
Chairman, Old Dominion Retirement Committee